Exhibit 22.1

PHOTOMEDEX, INC.

a Delaware corporation

LIST OF SUBSIDIARIES

(as of December 30, 2009)

Diversified Properties and Equity Group, Inc., a Pennsylvania corporation**

Next Derm, Inc., a Washington corporation**

Laser Analytics, Inc., a Massachusetts corporation**

Laser Photonics, Inc., a Delaware corporation**

Photo Therapeutics, Inc., a Delaware corporation.

Photo Therapeutics Limited, a company organized under the laws of England and Wales.

ProCyte Corporation, a Washington corporation

SLT Properties, Inc., a Delaware corporation**

SLT Rentals, Inc., a Delaware corporation**

SLT Technology, Inc., a Delaware corporation

Surgical Innovations & Services, Inc., a Delaware corporation*

Surgical Laser Technologies, Inc., a Delaware corporation.*

*	Merged into PhotoMedex, Inc. on November 18, 2004.

**	Inactive.